UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 1)

Under the Securities Exchange Act of 1934

TIMBERJACK SPORTING SUPPLIES, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

88708T106
(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 29th Fl
New York, NY 10022
(212) 593-1600

With copies to:
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
(732) 530-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88708T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paragon Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 400,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 400,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 95.01%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88708T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Alan P. Donenfeld

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 400,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 400, 000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 95.01%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

On November 19, 2008, pursuant to the Subscription Agreement dated September 15, 2008 between Timberjack Sporting Supplies, Inc. (“Timberjack”), Paragon purchased an additional 300,000,000 shares of common stock of Timberjack Sporting Supplies, Inc. (“Timberjack”) for an aggregate purchase price of $225,000 (“Tranche II”), or $0.00075 per share, resulting in Paragon owning an aggregate of 400,000,000 shares of common stock and representing 95.01% of the issued and outstanding shares of common stock of Timberjack.  Upon the consummation of Tranche II, Ted D. Campbell II, the then sole officer and director of Timberjack, resigned effectively immediately and Mr. Donenfeld was appointed as the President, Chief Executive Officer and the sole director of Timberjack effective immediately.

Item 1.     Security and Issuer

The security upon which this report is based is the common stock, par value $0.001 per share, of Timberjack Sporting Supplies, Inc., a Nevada corporation with its principal place of business located at 110 East 59thStreet, 29th Floor, New York, NY 10022.

Item 2.     Identity and Background.

(a)	Name: This statement is filed by Paragon Capital LP and Alan P. Donenfeld. Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

(b)	Business Address: 110 East 59th Street, 29th Floor, New York, NY 10022.

(c)	Employment Information: President, Chief Executive Officer and Sole Director of Timberjack; Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

(d)	During the last five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	Paragon is a Delaware limited partnership. Alan P. Donenfeld is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds was the working capital of Paragon.

Item 4. Purpose of Transaction

The purpose of this transaction was for Paragon to acquire a 95.01% of the common stock of Timberjack and for Mr. Donenfeld to be appointed as President, Chief Executive Officer and the sole director of Timberjack.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Paragon and Mr. Donenfeld beneficially own an aggregate of 400,000,000 shares of Timberjack’s common stock, representing approximately 95.01% of the issued and outstanding common stock of Timberjack.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:                      400,000,000

Shared Power to or to Direct the Vote:                                                                    0

Sole Power to Dispose or to Direct the Disposition of:                      400,000,000

Shared Power to Dispose or to Direct the Disposition of:                                   0

(c)	Transactions in the securities effected during the past sixty days:

           The information disclosed in the Explanatory Note is incorporated by reference herein.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

           N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in the Explanatory Note is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description:
10.1	Subscription Agreement, dated September 15, 2008, between Timberjack Sporting Supplies, Inc. and Paragon Capital LP

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARAGON CAPITAL LP

Date: November 20, 2008	By:	/s/ ALAN P. DONENFELD
Alan P. Donenfeld,
Managing Member of Paragon Capital Advisors, LLC, the General Partner of Paragon Capital LP

Date: November 20, 2008	By:	/s/ ALAN P. DONENFELD
Alan P. Donenfeld, individually